September 17, 2012

Amanda Ravitz

Assistant Director

Mary Beth Breslin

Louis Rambo

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

US-Ruquan Dairy Production Int’l, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 28, 2012

File No. 333-181349

Dear Ms. Ravitz;

Please find below the Company’s responses to your comment letter of September 13, 2012.

Prospectus Cover Page

1. We note your response to prior comment 3. Please also supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company does not and will not sell or solicit to either qualified institutional buyers or institutional accredited investors and therefore there is no written material thereto.    To the Company’s knowledge there are no research reports related to the Company.

Prospectus Summary, page 5

2. We note your response to prior comment 5; however, we remain concerned that the disclosure in your prospectus continues to suggest the kind of uncertainty ordinarily associated with a blank check company. Please expand your analysis as to how you determined that you are not a blank check company as defined in Rule 419, addressing each of the factors identified in our prior comment. In this regard, we note that you continue to disclose conflicting proposed businesses throughout your prospectus, such as the description on page 5 compared to Note A of your financial statements. We also note your response to several of our prior comments that you have not yet entered into a joint venture agreement. Alternatively, please revise your prospectus to disclose that you are a blank check company, and provide your analysis as to how Rule 419 applies to the offering you are registering.

Additional disclosure provided demonstrating that the Company is not a blank check company.   Conflicting disclosure revised for consistency.   While the Company has not entered into a Joint Venture Agreement, it has entered into a cooperation agreement under which the two entities cooperate in the formation of a future joint venture and establish a trading relationship.

On August 8, 2011, California State Senate Republican Caucus Chairman Bob Huff sent a letter to Wen Hua Zhao of the PRC Heilongjiang Province Department of Commercial Affairs, inviting an official delegation from Heilongjiang Province, China to visit California in the Fall of 2011. The letter made explicit that the invitation was extended to twenty-four listed individuals. Mr. Huff made clear that the delegation's purpose was to encourage culture, trade, economic and business exchange between the United States and China, and that the letter could be used for visa applications at a consulate.

As the company would benefit from the fostering of culture, trade, economic and business exchange to which Mr. Huff referred, it was decided that the company would take part in sponsoring the delegation's visit. Such sponsorship is hoped to improve the name-recognition of the company, and to encourage goodwill among potential customers, vendors, etc., in the future. To that end, the company has helped pay for a portion of the expenses incurred by the delegation.

Several U.S. cities were visited, including New York, Buffalo, Pittsburgh, Los Angeles, and San Francisco. Members of the delegation learned much useful information about local culture, entrepreneurial practices, and academics. The company paid for portions of the travel costs, including airfare and automobile expenses. The company has helped pay for a portion of the costs of boarding. In certain cities, dinner receptions were held in honor of the delegation members. In San Francisco, for example, a dinner reception was held on October 26, 2011. Officers and/or representatives of the company were present at that event. The corporation paid for a portion of the cost involved in renting the space, and preparing for the event: food, planning, decorations, etc.

Additionally, there was an important meeting on March 26, 2012 in Hong Kong discussing the development of the company, and of commerce with Heilongjiang Province. The meeting discussed cooperation between US-based companies and China-based companies. Heilongjiang Province government officials attended, as did officers of the company, flying to Hong Kong. Airfare, other travel expenses, and lodging, were borne by the corporation.

Officials from the registrant attended these events which lead the to signing of the cooperation agreement.  These events were costly formal official ceremonies and heavily attended.   The registrant can provide the commission with pictures of its officials at these events should the Commission deem it necessary.   The Company has continued to foster these relationships to narrow down the types and specifications of products which will have the greatest interest and revenue generation possibilities in the PRC.

3. We note your response to prior comment 7; however, it does not appear that you have revised your Summary to highlight your accumulated deficit and the going concern language in your audit report or to provide a brief description of your cooperation agreement filed as exhibit 99.2. Please revise accordingly. Also, where you discuss the planned joint venture or cooperation agreement here and throughout your filing, please revise to clarify, if true, that the joint venture has not yet been formed and that you have only entered into a cooperation agreement with your hopeful joint venture partner. Revise throughout the filing to ensure that the proposed joint venture is not characterized as an existing joint venture and that the other party to the cooperation agreement is not characterized as a joint venture partner.

Summary revised to highlight the accumulated deficit and the going concern language of the audit report.    Additional disclosure of the cooperation agreement added.   Disclosure revised to clarify that the joint venture has not been formed merely a cooperation agreement under which the two entities cooperate in the formation of a future joint venture.

4. We note your response to prior comment 8. Please revise your document to state that you are currently a shell company as defined in Rule 405, or significantly expand your analysis to explain how you determined that you are not a shell company. In this regard, we note from your response that your operations to date have consisted of “travel and related expenses.” Address your response to prior comment 10 that you will be mainly in the “set up and fund raising mode” for the next 12 months, as well as your response to several of our prior comments that you have not yet entered into a joint venture agreement, given your disclosure in your business section indicating that your primary operations relate to a joint venture agreement. Further, discuss your disclosure that you have no employees and the extent to which your assets consist of cash and cash equivalents.

Additional disclosure added detailing the efforts undertaken in furtherance of the business plan and the expenses incurred thereto.   Disclosure relating to Joint Venture agreements revised to clarify that the joint venture has not been formed merely a cooperation agreement under which the two entities cooperate in the formation of a future joint venture and have entered into a trading relationship.    See response to Comment 2 above.

Risk Factors, page 7

5. Please expand your response to prior comment 13 to explain how you determined that none of your operations are conducted outside of the United States, addressing the nature of your business and the nature of the agreement filed as exhibit 99.2, the extent to which your assets are located outside of the United States, and why “considerable travel” to China is necessary, as indicated in your response. Further, to the extent that your directors and officers are not residents of the United States, please include a separately captioned risk factor regarding the difficulty investors may have in enforcing their legal rights under the United States securities laws.

Disclosure that all material operations occur within the United States clarified and sales efforts outside of the United States noted.   Other than immaterial sales material, all of the assets of the Company are located within the United States.   Separate risk factor disclosing difficulty investors may have in enforcing their legal rights under the United States securities laws due to the fact that all officers and directors are foreign.

Final approval from the Ministry of Commerce, page 8

6. It does not appear that you have revised your disclosure in response to prior comment 11, and it is unclear from your response how you determined that revisions are not necessary. Please revise to add a separately captioned section or sections to address in detail the applicability of Chinese regulations to you and your business. Clarify the status of your compliance and set forth the remaining steps or hurdles required to comply to maintain compliance with the applicable rules. Address the legal requirements regarding your proposed joint venture’s responsibility to perform its obligations and the specific PRC license requirements and labor laws, including the applicability of the labor laws to your subcontractor arrangements.

Revisions made to clarify PRC laws and their affect on the Company.   Risk factors relating to laws which do not effect the Company deleted.

PRC regulations relating to mergers and acquisitions, page 13

7. It does not appear that you have revised your disclosure in response to prior comment 16, and it is unclear from your response how you determined that revisions are not necessary. Please revise to describe in detail the specific applicability of the Chinese regulatory requirements to you and your proposed joint venture arrangement. Discuss the factors that would lead you or your affiliates to be considered a special purpose vehicle and why the “New M&A Rule” could apply to you, the factors that would lead you to be considered a “PRC ‘resident enterprise,’” and the factors that would require registration with the State Administration of Foreign Exchange and the specific impact such determinations or requirements would have.

Revisions made to clarify PRC laws and their affect on the Company.   Risk factors relating to laws which do not effect the Company deleted (M&A Rule as the registrant is not a PRC domestic enterprise.

The below disclosure has been added:

However, the EIT Law and its implementing rules are relatively new and ambiguous in terms of certain definitions, requirements and detailed procedures, and currently no official interpretation or application of the “resident enterprise” definition is available. Therefore, it is unclear how PRC tax authorities will determine the tax residency of each company based on the facts and circumstances of the specific company. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from PRC dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient.

Use of Proceeds, page 18

8. We note your response to prior comment 18 that you have revised your disclosure for consistency. However, we do not see where you have included the revised disclosure. Please revise the columnar heading entitled “September 30, 2011” to “December 31, 2011” so that your capitalization presentation agrees to the December 31, 2011 balance sheet presented on page F-4.

Column heading entitled September 20, 2011 revised to December 31, 2011.

Market for Common Equity, page 19

9. Please expand your disclosure to describe the trading restrictions set forth in Article VI section 8 of your bylaws filed as exhibit 3.2. Refer to Regulation S-K Item 202(a)(1).

Pursuant to a vote of the majority shareholder and directors, Section 8 of Article VI has been removed from the Bylaws.

Description of Business and Property, page 19

10. Please substantially revise your disclosure to address each of the issues referenced in our prior comments 22 – 24. In your revised disclosure, discuss in detail the material terms of the agreement filed as exhibit 99.2, address the significance of the “joint-venture Cooperation Project” referenced in Article 5 of this agreement, explaining what this entity will do and the purpose for forming this entity, the date you entered into the agreement, the obligations of the parties under the agreement and the current status of those obligations. Reconcile your disclosure here that you are a “16.5% partner in a Joint Venture” with the percentage included in Chapter V Article 11 of the agreement. Disclose the nature, size, and competitive position of the other party to the agreement, and provide us with documentation supporting the industry information you disclose.

The Company entered a cooperation agreement to form a joint venture with an unrelated foreign company on December 12, 2010. The agreement confirms their mutual intent to identify and work for certain projects together in the next 20 years.   There is no time limit for the start of the Joint Venture and the agreement merely creates a trading relationship at this time.   If the parties enter into a formal Joint Venture in the future the registrants percentage will be 15.40% of the Joint Venture.    The trading partner is a well established entity in the PRC operating and generating revenue for a number of years.

Liquidity and Capital Resources, page 21

11. We note your responses to prior comments 10, 14 and 28 with respect to your funding requirements for the next 12 months and your current financial resources. Please expand to state whether you have specific plans to conduct a debt or equity offering, and the timing of those plans. Where you indicate that funds may be available through related party loans, please state whether you have any arrangements or agreements in place to obtain funds from related parties, and describe the terms. If you do not have any current plans or arrangements, revise to state explicitly, and indicate the course of action that you propose to take to remedy any material deficiency in your liquidity. Also, expand your disclosure to describe and quantify your obligations under the cooperation agreement filed as exhibit 99.2. Clarify the specific date that you will be required to pay the $1 million capital contribution, the source of these funds, and the current status of the agreement, including whether you have met all of your funding requirements. Discuss the consequences if you do not meet your obligations under the agreement, such as the fees and termination rights set forth in Article 47.

The registrant has no specific plans to conduct any debt or equity offering.   A related party has agreed to loan the registrant funds as needed to perform its business plan until such time as other funding is arranged or revenue produced.   Such related party already has loaned the registrant funds as disclosed in the filing and the June 30, 2012 financials and notes thereto.  The Company entered a cooperation agreement to form a joint venture with an unrelated foreign company on December 12, 2010. The agreement confirms their mutual intent to identify and work for certain projects together in the next 20 years.   There is no time limit for the start of the Joint Venture and the agreement merely creates a trading relationship at this time.

Results of Operations for the Years Ended December 31, 2011 and 2010, page 21

12. It does not appear that you have added the analysis as indicated in your response to prior comment 29. Please revise to discuss in more detail the nature of the general and administrative expenses that you incurred for each reporting period presented. Refer to the guidance in Item 303(a)(3) of Regulation S-K.

Additional disclosure and breakdown of expenses added.

Certain Relationships and Related Party Transactions, page 24

13. Based on your response to prior comments 12 and 25, it appears that Integrated Creative Investment Consulting Group is a promoter as that term is defined in Rule 405 of the Securities Act. Please provide disclosure pursuant to Item 404(c) of Regulation S-K accordingly. Also expand your response to prior comment 25 by revising the appropriate sections of your document to describe the specific services this entity provides to you.

Integrated Creative Investment Consulting Group disclosed as a promoter and disclosure that ICIC provided bookkeeping and general administrative assistance added.

14. Please revise your disclosure to provide the information required by Regulation S-K Item 404 with respect to the related party loans mentioned in your unaudited statements of cash flows.

The following disclosure had been added.

From inception to June 30, 2012, the Company has received loans from related parties totaling $1,342 which includes $1,342 received during the six months ended June 30, 2012. These loans are non-interest bearing, due on demand and as such are included in current liabilities. Imputed interest has been considered but was determined to be immaterial to the financial statements. There was $1,342 and zero due to related parties as of June 30, 2012 and December 31, 2011, respectively.

Selling Stockholders, page 25

15. Because you appear to be a shell company with nominal assets and nominal operations, the selling shareholders are considered underwriters in connection with the resale of their shares. Please revise here, on the prospectus cover page and in the prospectus summary to identify the selling shareholders as underwriters. Please also revise the selling shareholder section to disclose the information you provided in response to prior comment 32.

See response to comment 4 detailing that the Company is not a shell company.

Audited Financial Statements, page F-1

Notes to Financial Statements, page F-8

16. We note your response to prior comment 35. Revise your financial statements to explain the difference between a cooperation agreement and a joint venture agreement and how it impacts your accounting for the transactions. Also describe the material terms of the cooperation agreement and explain how you are accounting for it. Cite the accounting literature relied upon and how you are applying it to your situation. Clearly explain when the joint venture and/or cooperation agreement transactions were consummated, and who holds the remaining interests in the investment. Describe any relationships between your company and the other parties in this investment. Finally, disclose how you account or are going to account for any investments and transactions with the joint venture and/or cooperation agreement company. Include a discussion of your consideration of Topic 810 of the FASB Accounting Standards Codification and include the disclosures required by Topic 850 of the FASB Accounting Standards Codification.

The following disclosure has been added.

Note E: Joint Venture for Potential Projects

The Company entered a cooperation agreement to form a joint venture with an unrelated foreign company on December 12, 2010. The agreement confirms their mutual intent to identify and work for certain projects together in the next 20 years. The joint venture will be officially started once the Company has raised enough capital and lucrative business opportunity is identified. There is no project started as of the audit report date. If the joint venture project is started in the future, the Company will evaluate the requirement of the consolidation by ASC 810-10-50 which considers certain joint venture projects as variable interest entity and thus consolidation may be needed.

The Company has evaluated the current arrangement and determined that no consolidation is needed as the joint venture has not officially started as of the audit report date.

Unaudited Financial Statements, page F-12

Balance Sheet, page F-13

17. We note you have $1,342 of related party loans outstanding as of June 30, 2012. Please revise your filing to disclose the requirements of 850-10-50-1 of the FASB Accounting Standards Codification for these related party loans.

The following has been added:

NOTE 4—RELATED PARTY LOANS

From inception to June 30, 2012, the Company has received loans from related parties totaling $1,342 which includes $1,342 received during the six months ended June 30, 2012. These loans are non-interest bearing, due on demand and as such are included in current liabilities. Imputed interest has been considered but was determined to be immaterial to the financial statements. There was $1,342 and zero due to related parties as of June 30, 2012 and December 31, 2011, respectively.

The amount received during the six month period should come from the statement of cash flows as well as the amount from inception to June 30, 2012.

Exhibit 99.2

18. We note your response to prior comment 41. Please file a complete English translation of the agreement, including the dates and identities of the signatories. Also, when you refile the agreement please ensure that it complies with the Edgar formatting requirements outlined in Regulation S-T.

Dates and identities of signatories added to complete English translation.

Very truly yours,

/s/ Baoshi Wang

Baoshi Wang

President, Chief Executive Officer and Chairman of the Board

US-Ruquan Dairy Production Int‟l, Inc.